UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                          AMERAC ENERGY CORPORATION
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                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                  023517105
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                                (CUSIP Number)
          Jeffery B. Robinson, President, Amerac Energy Corporation
             700 Louisiana, Suite 3330, Houston, Texas 77002-2730
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 15, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.__

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requirement on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)


                                 SCHEDULE 13D

CUSIP No. 023517105                                           Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Powell Resources, Inc.                     EI# 73-1258775


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) __
                                                                         (b) __


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   OO


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e.)                                                      __


6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Oklahoma Corporation


                 7 SOLE VOTING POWER
  NUMBER OF
   SHARES            -0-
BENEFICIALLY     8 SHARES VOTING POWER
  OWNED BY
    EACH             2,017,152
  REPORTING      9 SOLE DISPOSITIVE POWER
   PERSON
    WITH             -0-
                10 SHARED DISPOSITIVE POWER

                     2,017,152


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,017,152


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    __



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.44%


14 TYPE OF REPORTING PERSON*

   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 023517105                                           Page 3 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Virgil Lee Powell                                    SS# ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) __
                                                                         (b) __


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e.)                                                       __


6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America


                 7 SOLE VOTING POWER
  NUMBER OF
   SHARES          -0-
BENEFICIALLY     8 SHARES VOTING POWER
  OWNED BY
    EACH           2,017,152
  REPORTING      9 SOLE DISPOSITIVE POWER
   PERSON
    WITH           -0-
                10 SHARED DISPOSITIVE POWER

                   2,017,152


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,017,152


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    __


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.44%


14 TYPE OF REPORTING PERSON*

   IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1:    Security and Issuer

           The securities to which this Schedule 13D relates are shares of the Common Stock (the "Common Stock") of Amerac Energy Corporation ("Amerac"). The address of Amerac's principal executive office is 700 Louisiana, Suite 3330, Houston, Texas 77002-2730.

Item 2:    Identity or Background

     (a-c) The principal business of Powell Resources, Inc. ("Powell
           Resources), an Oklahoma corporation, is oil and gas investments. The principal address of Powell Resources is 3030 N.W. Expressway, Suite 1602, Oklahoma City, Oklahoma 73112.

           The following table sets forth certain information as to the executive officers and directors of Powell Resources, including their business addresses and principal business occupations. There are no other controlling persons of Powell Resources.

                                        Position with Powell Resources and
        Name                              Principal Business Occupation
        ----                            ----------------------------------
Virgil Lee Powell                      President and Director; President of
3030 N.W. Expressway, Suite 1602       Powell Resources and Manager of
Oklahoma City, OK 73112                various other oil and gas companies.


Michael Lee Powell                     Vice President and Director; Chief
3030 N.W. Expressway, Suite 1602       Geologist for Powell Resources and
Oklahoma City, OK 73112                various other oil and gas companies.


Miriam Powell                          Secretary and Director; Secretary of
3030 N.W. Expressway, Suite 1602       Powell Resources
Oklahoma City, OK 73112


     (d) Neither Powell Resources nor any of the persons named in the above table have been convicted during the last five year in any criminal proceeding (excluding traffic violations and other similar misdemeanors)

     (e) Neither Powell Resources nor any of the persons named in the above table have been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

     (f)     All of the persons in the above table are United States citizens.

Item 3:    Source and Amount of Funds or Other Consideration

     The common stock was acquired by Powell Resources in exchange for oil and gas assets that were transferred to the Issuer as a part of an acquisition transaction.

Item 4:    Purpose of Translation

     Powell Resources acquired the Common Stock for long term investment purposes. Powell Resources has no plans at this time for the acquisition of any additional common stock or to undertake any of the other actions described in Item 4.

Item 5:    Interest in Securities of the Issuer

     (a) Powell Resources acquired 2,017,152 shares of the Common Stock (approximately 8.44% of the total outstanding shares of Common Stock). Virgil Lee Powell is also deemed to be a beneficial owner of all the shares owned by Powell Resources due to his 90% ownership of Powell Resources.

     (b) Powell Resources and Virgil Lee Powell are deemed to have the shared powers to vote and dispose of all 2,017,152 shares of the Common Stock.

     (c)   No transactions other than the one being reported on this Schedule
           13D.

     (d) No other persons have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock described in this report.

     (e)   Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are not contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Amerac.

Item 7:     Material to be Filed as Exhibits

            There is no material that is required to be filed as an exhibit to this Schedule 13D.

Signature:

     After reasonable inquiry and to the best of my knowledge or belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    Powell Resources, Inc.


January 24, 1996                    By:  /s/V. Lee Powell
Date                                     ----------------
                                         V. Lee Powell, President



                                         /s/V. Lee Powell
                                         ----------------
                                         V. Lee Powell